Filer: Westcorp
Pursuant to Rule 425 Filings under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934.

Subject Company: WFS Financial Inc
Commission File No: 000-26458

The following is an excerpt from the earnings press release issued by each of Westcorp and WFS Financial Inc (collectively, the “Company”) on April 26, 2005:

As previously announced, the Company is in the process of converting Western Financial Bank to a California state commercial bank and merging WFS Financial into Western Financial Bank as part of the acquisition of the minority interest in WFS Financial. The conversion is contingent upon approval by the Board of Governors of the Federal Reserve of the Company’s application to become a bank holding company. The merger is contingent on the conversion to a commercial bank and remains subject to approval by the majority of WFS Financial’s minority shareholders. The approval process for the conversion is taking longer than originally expected, and the Company is currently exploring other alternatives in the event that the proposed conversion and related merger cannot go forward as planned.

The following is an excerpt from the Company’s joint conference call (the “Conference Call”) held on April 26, 2005 (including excerpts from the question and answer portion of the Conference Call):

As previously announced, there has been a delay in the application process with the Federal Reserve. While the application process is confidential, we continue to assemble information and respond to the questions and concerns that they’ve raised.

At some point during the year, we expect the adjustments related to our conversion and merger to impact our reported financial results. Excluding these potential effects, we now expect to earn approximately $250 to $255 million or roughly $4.75 to $4.85 per share.

The impact of the merger and conversion, which includes purchase accounting adjustments and additional outstanding shares, is dependent, to a large extent, on the timing of those events. We expect that purchase accounting adjustments will have a pretax effect on earnings of between $5 to $6 million per quarter for the first year with a diminishing impact thereafter. We expect that the total amount of Westcorp shares outstanding will increase by about 14%.

Even as we work through the transition to a new banking charter, we continue to successfully shift our deposit base to lower cost core deposits. Core deposits grew 34%, or $368 million, to $1.5 billion from a year ago and core deposits now represent 65% of total outstanding deposits.

***

J. Jolson: On the, obviously it is confidential what’s happening with the feds here, but you have put in an 8-K and now in your press release that you’re, you know, looking at other alternatives? I mean given that other publicly traded auto finance companies are selling for 30 to 50% higher PEs than your company is right now, I mean would one of those alternatives that you might consider to be look at selling the bank.

E. Rady: That’s something that we just don’t want to discuss. This is Ernest, Joe. You know, we filed the information that the we’d been advised to file by our legal folks and that information is public and any expanding or expounding on that would not be in the best interest of the company or its shareholders. So, suffice it to say that we are making ourselves aware of all of the alternatives, or we think all of the alternatives that we can, you know, should the conversion not prove to be either economic or possible.

J. Jolson: Well, I appreciate that and I don’t want you to, I’m not suggesting you elaborate on that, Ernest, I was just, I mean obviously you guys have performed very admirably through lots of ups and downs over time in kind of the auto finance area and you just don’t seem to be getting, you know, the same kind of valuation today that other companies have that haven’t had the same track record and I’m just wondering if that’s playing at all into your thinking.

E. Rady: I think our thinking has always been focused on the long run success of the enterprise and there is no change in that view at the moment. And, as you point out, and we share this opinion, we’ve performed very well over the years. We continue to do our very best and continue to perform well, and we’re going to look at all the alternatives to make sure that performance continues to be something that we’re both very proud of.

***

J. Hicks: A lot of my questions were just asked there. I guess one of my biggest questions on the merger, though, is do we expect still to have clarification, you know, in the same timeframe toward the end of this year, as mentioned previously?

T. Wolfe: Yeah, we do.

E. Rady: We hope to do that John. You know, we’re not sure. This is something that the company has never been through before so to say that we know when the authorities, who are beyond our control, decide to respond, would not be accurate. So, we’re hopeful that it will get done by the end of the year.

Important Legal Information

Shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it will contain important information. Westcorp has filed a registration statement on Form S-4 (Commission File No. 333-117424) with the Securities and Exchange Commission (the “Commission”) which included a preliminary proxy statement/prospectus. In addition, Westcorp and WFS Financial will prepare and file with the Commission and mail to WFS Financial’s shareholders a definitive proxy statement/prospectus and other documents regarding the merger. Investors and security holders of WFS Financial are urged to read the definitive proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the merger because the materials will contain important information about Westcorp and WFS Financial.

Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Westcorp and WFS Financial, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus, when it becomes available, and the filings with the Commission that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, California 92618, Telephone 949.727.1002.

The respective directors and executive officers of Westcorp and WFS Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Westcorp’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Westcorp on March 28, 2005, and information regarding WFS Financial’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by WFS Financial on March 28, 2005.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp’s common stock is traded on the New York Stock Exchange under the symbol WES.

WFS Financial is one of the nation’s largest independent automobile finance companies. WFS Financial specializes in originating, securitizing, and servicing new and pre-owned prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS Financial can be found at its web site at http://www.wfsfinancial.com. WFS Financial’s common stock is traded on the Nasdaq National Market under the symbol WFSI.

Westcorp, through its subsidiary, Western Financial Bank, operates 20 retail bank branches and provides commercial banking services in Southern California. Information on the products and services offered by the Bank can be found at its web site at http://www.wfb.com.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Forward-looking statements in this document relate to Westcorp’s and WFS Financial Inc’s (collectively, the “Companies”) future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to the Companies’ operations and business environment, all of which are difficult to predict and many of which are beyond their control that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements: changes in general economic and business conditions; interest rate fluctuations, including the effect of hedging activities; the Companies’ financial condition and liquidity, as well as future cash flow and earnings and the level of operating expenses; competition; the effect, interpretation, or application of new or existing laws, regulations, court decisions and significant litigation; and the level of chargeoffs on the automobile contracts that the Companies originate.

A further list of these risks, uncertainties and other matters can be found in the Companies’ filings with the Commission. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Companies’ actual results may vary materially from those expected, estimated or projected. The information contained in this document is as of April 26, 2005. The Companies assume no obligation to update any forward-looking statements to reflect future events or circumstances.